October 21, 2016

Coy Garrison, Esq.

Special Counsel

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	KeyStone Solutions, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed September 2, 2016 File No. 024-10551

Dear Mr. Garrison:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, KeyStone Solutions, Inc. (“KeyStone” or the “Company”), by your letter dated September 23, 2016 (the “Comment Letter”), regarding the above-referenced filing (the “Amended Offering Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, KeyStone will file Amendment No. 3 to the Offering Statement on Form 1-A (the “Third Amendment”) reflecting the Commission’s requested disclosure edits.

Cover Page

Comment 1. Please revise the table on the offering circular cover page and the use of proceeds table to disclose and quantify the Folio Fee.

Response: The tables have been revised as requested in response to this comment. Please see the cover page and the Use of Proceeds section on page 12 of the Third Amendment, respectively.

Pro forma financial data

Unaudited Pro Forma Condensed Balance Sheets, page 27

Comment 2. Please revise your Pro Forma Balance Sheet to remove adjustment (b) in your next amendment. Please note that the continuing impact criterion only pertains to the pro forma income statement. Please refer to Rule 11-02(b)(6) of Regulation S-X.

Response: The pro forma financial statement presentation has been revised to remove adjustment (b) in response to this comment. Please see pages 28 through 30 of the Third Amendment.

Plan of Distribution, page 72

Comment 3. We note that the offering circular does not disclose a specified date for the Initial Closing. Rather, the disclosure on page 72 states “[th]e first closing (the “Initial Closing”) will occur as soon as practical after we raise the Minimum Offering Amount of $3,000,000, but in no event will it occur more than six (6) months after the Qualification Date (the “Minimum Offering Period”).” Rule 10b-9 requires a representation in an min- max offering that “all or a specified part of the consideration paid for such security will be promptly refunded to the purchaser unless (i) a specified number of units of the security are sold at a specified price within a specified time, and (ii) the total amount due to the seller is received by him by a specified date.” Please modify the representations to conform with the requirements of Rule 10b-9 to include a specified date.

Crowell & Moring LLP ◾ www.crowell.com ◾ Washington, DC ◾ New York ◾ San Francisco ◾ Los Angeles

◾ Orange County ◾ Anchorage ◾ London ◾ Brussels

Response: The cover page and the Plan of Distribution have been revised in response to this comment to include a specified date. Please see the revised disclosure on the cover page and in the Plan of Distribution at page 72 of the Third Amendment.

Comment 4. We note your revised disclosure on page 73 that an investor will not have a right to a return of invested funds after a closing is completed and the invested funds have been transferred to the Company. Please revise to clarify whether a prospective investor has the right to the return of invested funds deposited in the prospective investor’s Folio Account prior to raising the Minimum Offering Amount for the Initial Closing.

Response: The disclosure has been revised as requested, and the Company confirms and has now disclosed that a prospective investor does have the right to the return of invested funds deposited in the prospective investor’s Folio Account prior to raising the Minimum Offering Amount for the Initial Closing. Please see the revised disclosure in the Plan of Distribution at page 73 of the Third Amendment.

Comment 5. We note your description of the no-action letter provided to Folio in July 2015 on page 76. Please revise to confirm, consistent with the July 15, 2015 no-action letter, that the funds will remain in the customer’s account after they are deposited and until the conditions of the offering are satisfied and the offering closes, the prospective investor’s offer is cancelled, or the issuer’s offering is withdrawn or expired. Please also revise to confirm, consistent with the July 15, 2015 no-action letter, that the funds that will be used by an investor to purchase the securities through the Folio platform will be promptly swept into or maintained in FDIC-insured bank accounts.

Response: The disclosure has been revised as requested to conform to the July 15, 2015 no-action letter provided to Folio. Please see the revised disclosure in the Plan of Distribution at pages 73 and 76 of the Third Amendment.

*    *    *

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at 202.624.2925 or via email at mdefeo@crowell.com.

Sincerely,

/s/ Morris F. DeFeo, Jr.

Morris F. DeFeo, Jr.

cc:    Robert Berman

Enclosures

Crowell & Moring LLP ◾ www.crowell.com ◾ Washington, DC ◾ New York ◾ San Francisco ◾ Los Angeles

◾ Orange County ◾ Anchorage ◾ London ◾ Brussels